RITE AID CORPORATION
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011


                                                     May 22, 2001



VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-3 Filed for Rite Aid Corporation
               (Commission File No. 333-70777)
               --------------------------------------------------------

Ladies and Gentlemen:

         The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-3, File No. 333-70777 (the "Registration Statement"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on January 19, 1999, no amendments have ever been filed and the Registration Statement has not been declared effective. No securities were issued or sold pursuant thereto and the Registrant did not ever print or distribute any preliminary prospectus.

         The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's decision not to proceed with an offering of the securities registered thereby and as a result of the Registrant's inability to use Form S-3 at this time.

         Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      RITE AID CORPORATION


                                      By: /s/ Elliot S. Gerson
                                          -----------------------------------
                                              Elliot S. Gerson
                                              Senior Executive Vice President
                                              and General Counsel